Exhibit 8

CERTIFICATE

I, Hiraku Murakami, attorney-at-law, do hereby certify that attached hereto is a true and correct English language translation of the Japan Finance Corporation Law (Law No. 57 of 2007), as amended, and that such Law is in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 2nd day of October, 2009.

/s/ Hiraku Murakami
Hiraku Murakami
Attorney-at-law